

May 24, 2012

<u>Via E-mail</u>
Nehru Chomatil
Chief Executive Officer
Digagogo Ventures Corp.
645 Griswold St.
Suite 3500
Detroit, Michigan 48226-4120

>   **Re:**   **Digagogo Ventures Corp.**
>   **Item 4.01 Form 8-K**
>   **Filed   May 10, 2012**
>   **File No.   333-166494**

Dear Mr. Chomatil:

        We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing include the information the Securities Exchange Act of 1934 and all applicable rules require.

                                        Sincerely,

                                        /s/ Robert S. Littlepage for

                                        Larry Spirgel
                                        Assistant Director